Subsidiaries:	Date of incorporation	Interest %	Place of incorporation
CXJ Investment Group Company Ltd	2020/2/19	100%	BVI
CXJ (HK) Technology Group Company Ltd	2020/3/11	100%	Hong Kong
CXJ (SHENZHEN) TECHNOLOGY CO., LTD	2020/5/26	100%	PRC
VIE:			
CXJ TECHNOLOGY (HANGZHOU) CO., LTD	2019/3/28	100%	PRC